July 23, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuvectra Corporation Registration Statement on Form S-3 (File No. 333-232640) Acceleration Request Requested Date: July 25, 2019 Requested Time: 5:00 p.m. (Eastern Time)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement on behalf of Nuvectra Corporation (the “Company”) to become effective on the Requested Date at the Requested Time set forth above, or as soon thereafter as practicable.

The Company also requests that the Commission confirm the effective date and time of the Registration Statement in writing.

Sincerely, NUVECTRA CORPORATION

By:	/s/ Melissa G. Beare
Melissa G. Beare Executive Vice President, General Counsel and Corporate Secretary

[Signature Page to Acceleration Request]